EXHIBIT 12.1
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges

Nine months ended September 30, (in millions, except ratios)	2014
Excluding interest on deposits
Income before income tax expense	$23,529
Fixed charges:
Interest expense	4,766
One-third of rents, net of income from subleases (a)	479
Total fixed charges	5,245
Add: Equity in undistributed loss of affiliates	739
Income before income tax expense and fixed charges, excluding capitalized interest	$29,513
Fixed charges, as above	$5,245
Ratio of earnings to fixed charges	5.63
Including interest on deposits
Fixed charges, as above	$5,245
Add: Interest on deposits	1,242
Total fixed charges and interest on deposits	$6,487
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$29,513
Add: Interest on deposits	1,242
Total income before income tax expense, fixed charges and interest on deposits	$30,755
Ratio of earnings to fixed charges	4.74

(a)	The proportion deemed representative of the interest factor.